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                                                                     EXHIBIT 23B

                        CONSENT OF KPMG PEAT MARWICK LLP

The Board of Directors
National Health Care Systems of Florida, Inc.:

    We consent to the inclusion of our report dated January 31, 1994, with respect to the consolidated balance sheet of National Health Care Systems of Florida, Inc. and subsidiaries as of December 31, 1993, and the related consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 1993, which report appears in the Form S-4 of Protective Life Corporation dated December 23, 1994. Our report refers to a change in the method of accounting for certain investment in debt and equity securities and a change in the method of accounting for income taxes. We also consent to the reference to our firm under the caption "Experts" in the Registration Statement.

                                          KPMG Peat Marwick LLP

Jacksonville, Florida
December 23, 1994